UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of December 2006

RadView Software Ltd.

 (Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
 (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, AND REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-114308) TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference is certain financial information with respect to the Registrant’s fourth fiscal quarter ended December 31, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd.
(Registrant)

By:	/s/ Limor Stoller
Name: Limor Stoller
Vice President of Finance

Dated:   March 5, 2007

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2006	December 31, 2005

ASSETS
Current Assets:
Cash and cash equivalents	$229	$166
Restricted cash	21	40
Accounts receivable, net of reserves of $47 and $56 as of December 31, 2006 and December 31, 2005, respectively	495	679
Prepaid expenses and other current assets	166	179
Total Current Assets	911	1,064

Property and Equipment, net	102	144
Other Assets	354	383

Total Assets	$1,367	$1,591

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Revolving line of credit	$—	$70
Accounts payable	428	570
Accrued expenses	1,297	1,134
Deferred revenue	1,170	1,659
Total Current Liabilities	2,895	3,433

Related party convertible loan	94	—

Accrued severance pay	417	539

Total Shareholders’ Deficit	(2,039)	(2,381)

Total Liabilities and Shareholders’ Deficit	$1,367	$1,591

RADVIEW SOFTWARE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2006	2005	2006	2005
Revenues:
Software licenses	$303	$575	$1,757	$3,138
Services	537	676	2,526	2,507
Total Revenues	840	1,251	4,283	5,645

Cost of Revenues:
Software licenses	3	26	80	147
Services	11	38	133	255
Total Cost of Revenues	14	64	213	402

Gross Profit	826	1,187	4,070	5,243

Operating Expenses:
Sales and marketing	614	607	2,475	3,287
Research and development	432	395	1,512	2,229
General and administrative	607	590	1,671	2,004
Total Operating Expenses	1,653	1,592	5,658	7,520

Operating loss	(827)	(405)	(1,588)	(2,277)

Financial expense, net	(90)	(113)	(210)	(188)

Net loss *)	$(917)	$(518)	$(1,798)	$(2,465)

*) Net loss before deemed dividend on preferred shares.